China Fundamental Acquisition Corporation Announces Shareholder Approval for Acquisition of Beijing Wowjoint

HONG KONG, Feb. 12 /PRNewswire-Asia/ -- China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQCF, CFQWF, CFQUF) ("China Fundamental " or the "Company") announced that at an extraordinary general meeting held today, its shareholders have approved the previously announced acquisition by China Fundamental of Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively, "Beijing Wowjoint"). The Company will issue a press release when the transaction closes, which the parties expect to occur by later in February, subject to satisfaction of all closing conditions, of which there can be no assurance.

Subsequent to the transaction, China Fundamental will change its name to Wowjoint Holdings Limited. China Fundamental's units, ordinary shares and warrants will continue to trade on the OTCBB under the symbols CFQUF, CFQCF, CFQWF, respectively, until new symbols are issued.

In addition to approving the acquisition of Wowjoint and the change in the Company's name, China Fundamental shareholders also approved certain amendments to the Company's articles of association and the election of four new members to the Company's board of directors effective upon consummation of the business combination with Wowjoint -- Mr. Yabin Liu, Mr. Fude Zhang, Mr. Jibing Li and Mr. Chun Liu.

About China Fundamental Acquisition Corporation
China Fundamental Acquisition Corporation is a special purpose acquisition company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China, including Hong Kong and Macau. China Fundamental completed its initial public offering on May 21, 2008.

About Wowjoint
Wowjoint is a leading provider of customized duty heavy lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge constructions. Wowjoint's main products lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the acquisition of Wowjoint; the satisfaction of closing conditions to the transaction; costs related to the acquisition; potential liability from the future litigation; and the diversion of the management time on the acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and in documents submitted to the U.S. Securities and Exchange Commission (the "SEC"). China Fundamental undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

China Fundamental and Wowjoint caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in China Fundamental's most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning China Fundamental, Wowjoint, the business combination, the related transactions or other matters and attributable to China Fundamental or Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint and China Fundamental do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For more information, please contact:

Hope Ni, Chairman of the Board, or
Chun Yi Hao, Chief Executive Officer
China Fundamental Acquisition Corporation
Tel:   +852-2169-6390
Email: chinafundamental@gmail.com

SOURCE  China Fundamental Acquisition Corporation